

FANCY

Investor Presentation

Find What You Fancy

About Fancy

Founded in 2010, Fancy is a leading technology platform to aid social discovery of extraordinary lifestyle products, connecting creators, curators and consumers.

Overview
We operate a global marketplace at scale, seamlessly connecting brands and retailers with consumers across the globe.

- **Customers -** Discerning consumers shop Fancy for the most interesting products in the world. We address those seeking to purchase unique goods that reflect their personalities.

- **Merchants -** Innovative merchants use Fancy's proprietary platform and tools to drive awareness and engagement with our eclectic, international clientele.








Our Foundation

Over the last 10+ years Fancy has built an incredibly strong foundation that would be difficult to replicate and provides us with a significant competitive advantage

Global User Base
Over 2 Million transactions across 120 countries. 2.6M active installs of Fancy iOS and Android apps.

Proprietary Technology
A modular end-to-end technology platform proven to operate a global marketplace at scale.

Relevant, Social Commerce and Authentic Lifestyle Brand
Over 12 Million Fancy accounts have been created since our inception.

Established Partner Relationships
200K+ products across 800+ brand and retail partners.

Our Marketplace Business Model and SaaS model
No owned inventory, low capital risk, target take-rate of 40%. Licensable marketplace technology and recurring revenue streams.

Unique Market Position
Social discovery of luxury lifestyle goods.



We Solve a Real Problem

There is no clear-cut destination for consumers to easily discover products from inspirational brands and artisans.



Consumers

Consumers are increasingly drawn to **inspirational brands and artisans** with compelling, authentic narratives.

Mainstream outlets like Amazon are transactional and do a **poor job facilitating discovery**.

Brands

Saturation on FAANG platforms have made it difficult for brands and artisans to **profitably acquire customers**.

Mass market retailers **focus on established brands** and traditional categories.



"The top ranked trend to shape the fashion industry is the rise of small emerging brands that are accelerating thanks to decreasing brand loyalty and a growing appetite for newness

McKinsey – The State of Fashion 2019



Our Business Model

We generate income from **transactions conducted on our platform, licensing fees** from our white-labeled technology and **paid advertising** through our media solutions.



Marketplace
- % of each transaction on the platform

FANCY

- No owned inventory
- Negative working capital
- Ownership of data
- Always at pace with newest trends

40% Target Take-Rate

Consumers
- Access to a highly curated collection of lifestyle products
- Social-driven discovery
- Engaging user experience with high-quality lifestyle imagery

Sellers
- Profitable brand exposure and broad distribution
- Strong brand adjacencies
- Influencer awareness

White-Labeled Technology
- Setup fees + monthly fees + % of each transaction

Media Solutions
- Campaign based monthly fees + % of each transaction

Proprietary Technology Platform

We operate a modular end-to-end technology platform globally at scale

We are a technology company at our core and have created a purpose-built global platform for the personal lifestyle goods industry.

CORE MODULES

• Fancy Marketplace

Our social marketplace connects the two sides of the lifestyle goods market: consumers from 130 countries and sellers from 25 countries.

• Seller Tools

Powerful operational tools to drive efficiencies for our sellers

• Fancy Storefront

Our modular, white-label e-commerce offering provides retailers and brands a full-service branded e-commerce experience and technology for marketplace, dropship and business ecosystems.



Fancy Marketplace

Consumers can engage with us across our website and mobile apps for both iOS and Android devices.

HIGHLIGHTS

Relevant, Social Commerce
Features include native social, wish lists, user created collections and affiliate programs.

Globalized
Supported by 12 local languages and accepts 100+ currencies.

Daily Discovery
Consumers are driven by a desire to discover new products and trends.

Intelligent Recommendations
Our algorithms help consumers discover products through highly personalized and dynamic recommendations.



09:41
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@drake
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CHANEL
Chanel Leather Backpack
cristianop
Chanel Baseball Cap
djPauleG

Seller Tools

Tools that enable our sellers to maximize their businesses on our Marketplace

HIGHLIGHTS

Target Customers
Reach your customers based on their demographics, purchasing behavior, and Fancy activity.

Unlimited bandwidth and products
There are no restrictions or limits to your store once you've set it up. We want you to be able to expand and grow your business.

Store Management on the Go
Manage orders and inventory, message customers and analyze your performance.

Merchant Analytics & Reporting
Allows sellers to compare performance with other channels.



Fancy Storefront

Our package of white-label solutions for brands and retailers with technology for marketplace, dropship and business ecosystems.

HIGHLIGHTS

Fancy.com functionality
- Access to entire Fancy product feed
- Custom front-end design
- White-label Merchant Dashboard
- Unified Cart: buy from multiple sellers in a single checkout
- Dedicated Curation Team
- Marketing and Transactional Emails

Infrastructure Management
- Order management
- Global logistics
- Customer management
- Seller management
- Article CMS
- Homepage content management
- Admin console



FANCY

Marketplace as a Service

Six-figure deals with Gear.com and Outdoorly.com

KEY FEATURES

- Complete functionality of fancy.com
- Access to entire Fancy product feed
- Custom front-end design
- White label Merchant Dashboard
- Unified Cart: buy from multiple sellers in a single checkout
- Dedicated Curation Team
- Marketing and Transactional Emails

EXTRAS

- VC-backed startup
- $400,000 deal value
- 7% on each transaction
- Ongoing Agency/Creative fees







Loyal User Base

Over 12 Million Fancy accounts have been created since our inception



2M
Lifetime transactions



1.1M
Daily email subscribers



347K
Instagram followers



900K
MAUs



2.7M
Active App installations

One of the highest rates shopping apps in the app store





4.8	3.3	4.4	4.5	4.4



















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Fancy
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FANCY
Double Hanging Cacoon
$650
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Attractive Global Demographics

Global opportunity with 32% of purchases occurring outside of the United States.

4K Super VIPs	**$88K+** Average income
25-45 Years old	**$110.41** Average Order Value

Purchase Origination



68% United States   **32%** International



Dubai, United Arab Emirates

Hermes 35cm Birkin Ostrich Orange Gold Hardware
$19,995



COTODAMA Lyric Visualizing Speaker
$4,500

Sold 8 units domestically



Malibu, CA, USA

Wardrobe Trunk by Louis Vuitton 1935
$28,961



Oceanus Nautical Titanium Bracelet
$2,900

Riyadh, Saudi Arabia



Sound Reactive Smart Cloud Light
$3,360

San Francisco, CA, USA



Mondo Leather & Cowhide Sofa by COCOCOHome
$3,767

Scottsdale, AZ, USA

FANCY

Authentic Lifestyle Brand

Culturally relevant brand that encompasses fun and lighthearted luxury





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Forma Living
Sonoran Chair
We married a mid-century modern design aesthetic with a versatile industrial zinc patina finish to ... more
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7-14 days to United States
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X Coaster
$68
Clip Trivet
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Your Order
Miya Company, Sendan Colors Rice Bowl 4-Piece Set
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KitchenAid, Ultra Power 5-Speed Hand Mixer
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Google

https://www.apple.com/apple-pay/

VOGUE

Our favorite shopping destination. A treasure trove of quirky products.

Rolling Stone

Eyed by Kanye West and Apple, Fancy is working on the future of shopping.

The New York Times

Melding social networking and the style maven's obsession with all things beautiful.

Forbes

Turning impulse shopping into art.



FANCY

Unique Market Position

Social discovery of lifestyle luxury goods



Team

Experienced operators and strategic Board of Directors and investor base

Board of Directors



Greg Spillane
CEO

events.com

USC Marshall
School of Business



Nora Murphy
CFO

J.P.Morgan

Columbia Business School



Jim Pallotta

Raptor



Sebastien Hua

KERING



Gregg Parise

SWEETWATER
CAPITAL PARTNERS



Scott Riley

DRAKE

Investment Opportunity

Social discovery of exceptional lifestyle products

We seek **$1.07M of capital in the form of a convertible note on WeFunder** to fund growth, target cash flow breakeven and position ourselves for a substantial growth equity round in 2021.

Terms:
Cap: $12M, **Discount**: 20%, **Maturity**: 18-months, **Coupon**: 6%

In a strong show of support our lead investor Sweetwater Capital Partners has committed to match the first $1.0M of capital on a 1:1 basis.



Growth Strategies

Use of proceeds will go towards G&A and implementing growth strategies

Building the Fancy brand
While we have established a significant position in the personal lifestyle goods industry, we will continue to invest in brand marketing, data led insights, and effective consumer targeting.

Improving consumer economics
We will seek to further optimize and improve our customer experience converting more frequently and at a higher Average Order Value.

New customer acquisition
We are focused on growing our user base in all markets with a particular emphasis on the U.S. and the Middle East.

Expanding our seller base
We plan to increase the number of brands, boutiques and retailers in order to expand the assortment and availability of merchandise on the Fancy marketplace.

Key Milestones

Q2 2021 **OPTIMIZE CONVERSION**	Q2 2021 **RETAINING USERS**	Q2 2021 **NEW USER ACQUISITION**	Q3 2021 **OPPORUNTISTIC EXPANSION**
• Advanced Segmentation • AI Recommendations • Expanded Product Portfolio	• Loyalty Program • Enhanced Customer Experience	• SEM • Paid Social • Retargeting • Influencer / Affiliate • TV Advertisement	• Fancy Private Label • Paid Content Development • Sponsored Placement

Key Investment Considerations

Our Board of Directors and leadership team's endgame is a liquidity event within the next 3-5 years.

Assets



Technology
Differentiated enterprise-grade
marketplace technology



Partners
Established network of
brands and product



Customers
Loyal user base and robust
datasets



Brand
Authentic
lifestyle brand

Opportunity



Growth
Clear path for growth in 2020
and beyond



Assets
Strong foundation
difficult to replicate



Expansion
Massive SaaS
opportunity



Valuation
Capitalize on previous
missteps



Thank You